As filed with the Securities and Exchange Commission on August 24, 2026.

Registration No. 333-250196

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

CD Projekt Red S.A.

(f/k/a CD Projekt S.A.)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Poland

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street, New York, N.Y. 10286

Telephone (212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3032

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing

☒ on August 26, 2026 at 8:30 AM (EST)

If a separate statement has been filed to register the deposited shares, check the following box. ☐

The prospectus consists of the proposed Form of American Depositary Receipt and Statement of Terms and Conditions filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item -1.	Description of Securities to be Registered
Item Number and Caption		Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary		Introductory Article
2. Title of American Depositary Shares and identity of deposited securities		Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by each American Depositary Share		Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities		Articles number 8 and 12
(iii) The collection and distribution of dividends		Articles number 9 and 13
(iv) The transmission of notices, reports and proxy soliciting material		Article number 8
(v) The sale or exercise of rights		Articles number 4 and 9
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization		Articles number 9 and 11
(vii) Amendment, extension or termination of the deposit agreement		Article number 13 and 17
(viii) Rights of holders of American Depositary Shares to inspect the transfer books of the depositary and the list of holders of American Depositary Shares		Article number 3
(ix) Restrictions upon the right to deposit or withdraw the underlying securities		Articles number 2, 3, 4, 6, 11, 12 and 14
(x) Limitation upon the liability of the depositary		Articles number 5, 8, 9, 12, 13 and 18

Item - 2.	Available Information
	As of the date of the establishment of the program for issuance of American Depositary Shares, based on the reasonable good faith belief of the Depositary, after limited investigation, the registrant represents that, as of the date hereof, the foreign issuer publishes information as contemplated under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended	Article number 8

Part II- Information Not Required in Prospectus.

Item – 3.	Exhibits

1.	Form of American Depositary Receipt and Statement of Terms and Conditions, which contains the form of deposit agreement relating to the American Depositary Shares registered hereunder. – Filed herewith as Exhibit 1.

4.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

5.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item – 4.	Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of American Depositary Shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 24, 2026.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares of CD Projekt Red S.A.

By: The Bank of New York Mellon,
As Depositary

By: /s/ Vanessa Salazar

Name: Vanessa Salazar

Title: Senior Vice President

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of American Depositary Receipt and Statement of Terms and Conditions, which contains the form of deposit agreement relating to the American Depositary Shares registered hereunder.

5	Certification under Rule 466